UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 5, 2022

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Managerial Analysis of Results

2Q22 Highlights

Recurring Net Income

R$7.041 billion

+11.4% in 12 months (2Q22 vs. 2Q21)

+3.2% in the quarter (2Q22 vs. 1Q22)

Quarterly ROAE	Quarterly ER
18.1%	**42.4%**

Improvement of

0.5 p.p. In 12 months	**3.4 p.p.** In 12 months

R$2.4 bi of Interest on Shareholders' Equity in the 2Q22, of which **R$2.0 bi** were of Intermediary Interest on Shareholders' Equity (paid on June 30, 2022)

Operating Income
R$10.4 billion
+8.7% in 12 months

Total Ratio Basel
15.6%

Income from Insurance, Pension Plans and Capitalization Bonds

R$3.7 bi

+135.5% in 12 months
+12.8% in the quarter

Fee and Commission Income

R$9.0 bi

+6.7% in 12 months
+4.2% in the quarter

Client NII

R$16.9 bi

+25.8% in 12 months
+7.1% in the quarter

The **Spread** continues to improve, reaching **10.0%** in the 2Q22

Operating Expenses

R$11.5 bi

+4.9% in 12 months
-1.5% in the quarter

Expanded Loan Portfolio

R$855.4 bi

+17.7% in 12 months
+2.5% in the quarter

Individuals R$341.6 bi
+19.6% in 12 months **+3.1%** in the quarter

Companies R$513.8 bi
+16.6% in 12 months **+2.1%** in the quarter

Recurring Net Income

R$ million


6,462
6,542
6,645
3,753
3,873
5,031
6,801
6,515
6,319
6,767
6,613
6,821
7,041
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
1Q22
2Q

Increase of 11% in 12 months and 8% in the half, with accumulated profitability of 18%

We achieved a recurring net income of R$7 billion in the second quarter of 2022, 11% higher than the same period last year, reflecting the performance of the Client NII, fee and commission income, operations from insurance, and operating expenses control. We have evolved and become every new cycle, reaffirming our aim of creating opportunities even in a challenging scenario, with inflation at high levels, increased interest rates and geopolitical conflicts.

We reiterate our vocation to serve – demonstrating that "Between you and me, you will always be first" – and we continue to work on customized solutions to meet clients' needs and expectations, in order to provide a convenient, fast and secure banking experience.

Our client base continues to grow and reached the mark of 75.5 million (+6% vs. 2Q21). Digital operations are becoming increasingly relevant on a daily basis – representing 98% of total transactions - with 12 million clients from next, 8 million from Bitz and 4 million from Digio.

We have a complete platform of digital services, which guarantees practicality, autonomy and security for clients. As a result, Digital Channels accounted for more than 33% of the credits granted, reaching the R$28 billion mark (+40% vs. 2Q21).

The expanded loan portfolio reached R$855 billion (+18% vs. 2Q21), with emphasis on the operations from Individuals, mainly in credit card products and personal/payroll-deductible loans. In line with this evolution and in a movement already expected (given the portfolio mix, which has more profitable operations, and the high interest/inflation), ALL expenses and default rates also showed growth. The quality of the portfolio continues at normal and profitable levels, maintaining good coverage ratios.

In the quarter, our Client NII reached R$16.9 billion, with growth in all periods – with improvement in the spread since 3Q21. We remained with consistent service delivery revenues and at the highest historical levels. Operations from insurance also continue to rise, with a solid result of R$3.7 billion (+136% vs. 2Q21) and quarterly ROAE of 20.9%, favored by the growth of revenues (+19% vs. 2Q21) and by the financing income.

The operating expenses remained stable in the quarter and grew by 4.9% in 12 months, below the accumulated inflation for the period – IPCA 11.9% and IGP-M 10.7%.

We reinforce our purpose and performance in Sustainable Business and Climate Agenda, being internationally recognized, with two cases highlighted as a reference for good practices in financing for the transition from a low carbon economy in the recommendations report of the GFANZ (Glasgow Financial Alliance for Net-Zero), an alliance that brings together companies committed to being Net-Zero. With this recognition, we have strengthened our work for the sustainable development of companies and society.

Throughout this report we will present our main results and details on our performance.

Enjoy the reading!

Main Information

R$ million (unless otherwise stated)	2Q22	1Q22	2Q21	1H22	1H21	2Q22 x 1Q22	2Q22 x 2Q21	1H22 x 1H21
\\ Recurring Income Statement								
Recurring Net Income [1]	7,041	6,821	6,319	13,862	12,834	3.2	11.4	8.0
Book Net Income	7,075	7,009	5,974	14,084	12,127	0.9	18.4	16.1
Operating Income	10,350	10,342	9,519	20,692	19,287	0.1	8.7	7.3
Net Interest Income	16,361	17,061	15,738	33,422	31,316	(4.1)	4.0	6.7
Expanded ALL	(5,313)	(4,836)	(3,487)	(10,149)	(7,394)	9.9	52.4	37.3
Fee and Commission Income	8,976	8,611	8,412	17,587	16,479	4.2	6.7	6.7
Operating Expenses (Personnel, Administrative and Other Operating Expenses, Net of Income)	(11,530)	(11,702)	(10,990)	(23,232)	(22,194)	(1.5)	4.9	4.7
Income from Insurance, Pension Plans and Capitalization Bonds	3,707	3,286	1,574	6,993	4,711	12.8	135.5	48.4
\\ Statement of Financial Position								
Total Assets	1,757,780	1,724,422	1,672,753	1,757,780	1,672,753	1.9	5.1	5.1
Loans - Expanded Loan Portfolio	855,381	834,451	726,453	855,381	726,453	2.5	17.7	17.7
- Individuals	341,557	331,404	285,620	341,557	285,620	3.1	19.6	19.6
- Companies	513,824	503,047	440,833	513,824	440,833	2.1	16.6	16.6
Shareholders' Equity	152,704	151,099	146,488	152,704	146,488	1.1	4.2	4.2
Assets under Management	2,655,562	2,633,530	2,593,201	2,655,562	2,593,201	0.8	2.4	2.4
\\ Capital and Liquidity - %								
Total Ratio	15.6	15.7	16.0	15.6	16.0	(0.1) p.p.	(0.4) p.p.	(0.4) p.p.
Tier I Capital	13.3	13.7	14.1	13.3	14.1	(0.4) p.p.	(0.8) p.p.	(0.8) p.p.
Liquidity Coverage Ratio (LCR)	168.5	137.4	156.0	168.5	156.0	31.1 p.p.	12.5 p.p.	12.5 p.p.
Net Stable Funding Ratio (NSFR)	119.7	118.1	116.1	119.7	116.1	1.6 p.p.	3.6 p.p.	3.6 p.p.
\\ Profitability and Efficiency %								
Annualized Return on Average Equity (ROAE) [2]	18.1	18.0	17.6	18.0	18.2	0.1 p.p.	0.5 p.p.	(0.2) p.p.
Annualized Return on Average Assets (ROAA)	1.6	1.6	1.5	1.6	1.5	-	0.1 p.p.	0.1 p.p.
Efficiency Ratio (ER) [3]	42.4	43.5	45.8	44.7	45.7	(1.1) p.p.	(3.4) p.p.	(1.0) p.p.
\\ Market Indicators								
Recurring Net Income per Share (accumulated 12 months) - R$ [4]	2.56	2.49	2.31	2.56	2.31	2.7	10.4	10.4
Market Capitalization [5]	168,272	196,132	231,006	168,272	231,006	(14.2)	(27.2)	(27.2)
Dividends/Interest on Shareholders' Equity	2,053	1,998	3,340	4,051	5,093	2.7	(38.5)	(20.5)
Price/Earnings Ratio [6]	6.2	7.4	9.4	6.2	9.4	(16.5)	(34.0)	(34.0)
Price to Book Ratio	1.1	1.3	1.6	1.1	1.6	(15.4)	(31.3)	(31.3)
Dividend Yield - % [7] [8]	6.5	4.5	2.4	6.5	2.4	2.0 p.p.	4.1 p.p.	4.1 p.p.
\\ Portfolio Indicators - %								
Delinquency Ratio (over 90 days)	3.5	3.2	2.5	3.5	2.5	0.3 p.p.	1.0 p.p.	1.0 p.p.
Delinquency Ratio (over 60 days)	4.4	4.0	3.1	4.4	3.1	0.4 p.p.	1.3 p.p.	1.3 p.p.
NPL Creation - 90 days	1.1	1.2	0.8	1.1	0.8	(0.1) p.p.	0.3 p.p.	0.3 p.p.
Coverage Ratio (> 90 days)	218.1	235.4	324.7	218.1	324.7	(17.3) p.p.	(106.6) p.p.	(106.6) p.p.
Coverage Ratio (> 60 days)	176.5	189.3	263.2	176.5	263.2	(12.8) p.p.	(86.7) p.p.	(86.7) p.p.

(1) According to the non-recurring events described on page 09 of this report; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** For 1H22 / 1H21, it considers the cumulative index in 12 months; **(4)** For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods; **(5)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period; **(6)** Recurring net income in 12 months; **(7)** Source: Economatica; and **(8)** Calculated by the share with the highest liquidity.

Recurring Income Statement

For a better understanding, comparability and analysis of results, we present the Statement of Recurrent Income, prepared based on management adjustments, excluding the non-recurring events described below in the table of reconciliation between the accounting and recurrent income:

R$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 x 1Q22	2Q22 x 2Q21	1H22 x 1H21
\\ Net Interest Income	**16,361**	**17,061**	**15,738**	**33,422**	**31,316**	**(4.1)**	**4.0**	**6.7**
- Client NII	16,947	15,818	13,471	32,766	26,696	7.1	25.8	22.7
- Market NII	(587)	1,243	2,267	656	4,620	-	-	(85.8)
\\ Expanded ALL	**(5,313)**	**(4,836)**	**(3,487)**	**(10,149)**	**(7,394)**	**9.9**	**52.4**	**37.3**
\\ Gross Income from Financial Intermediation	**11,048**	**12,225**	**12,251**	**23,273**	**23,922**	**(9.6)**	**(9.8)**	**(2.7)**
Income from Insurance, Pension Plans and Capitalization Bonds	3,707	3,286	1,574	6,993	4,711	12.8	135.5	48.4
Fee and Commission Income	8,976	8,611	8,412	17,587	16,479	4.2	6.7	6.7
Operating Expenses	(11,530)	(11,702)	(10,990)	(23,232)	(22,194)	(1.5)	4.9	4.7
Personnel Expenses	(5,718)	(5,501)	(5,120)	(11,219)	(10,189)	3.9	11.7	10.1
Other Administrative Expenses	(5,344)	(5,083)	(5,012)	(10,427)	(9,824)	5.1	6.6	6.1
Other Income / (Operating Expenses)	(468)	(1,118)	(858)	(1,586)	(2,181)	(58.1)	(45.4)	(27.3)
Tax Expenses	(1,930)	(2,100)	(1,763)	(4,030)	(3,696)	(8.1)	9.5	9.0
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	79	22	35	101	65	259.1	125.7	55.4
\\ Operating Income	**10,350**	**10,342**	**9,519**	**20,692**	**19,287**	**0.1**	**8.7**	**7.3**
Non-Operating Income	13	1	(81)	14	(170)	-	(116.0)	(108.2)
Income Tax / Social Contribution	(3,229)	(3,456)	(3,058)	(6,685)	(6,154)	(6.6)	5.6	8.6
Non-controlling interests in subsidiaries	(93)	(66)	(61)	(159)	(129)	40.9	52.5	23.3
\\ Recurring Net Income	**7,041**	**6,821**	**6,319**	**13,862**	**12,834**	**3.2**	**11.4**	**8.0**

Main non-recurring events

R$ million	2Q22	1Q22	2Q21	1H22	1H21
\\ Recurring Net Income	**7,041**	**6,821**	**6,319**	**13,862**	**12,834**
\\ Non-Recurring Events	**34**	**188**	**(345)**	**222**	**(707)**
Goodwill Amortization (Gross)	(43)	(42)	(345)	(85)	(701)
Demutualization of the CIP (Interbank Payments Clearing House) investment	-	231	-	231	-
Other [(1)]	77	-	-	77	(6)
\\ Book Net Income	**7,075**	**7,009**	**5,974**	**14,084**	**12,127**

(1) Basically, it contemplates the disposal of investment by Merchant E-Solutions Inc. made by Cielo.

Summarized Analysis of Recurring Net Income

Recurring Net Income, Returns and Efficiency

The net income reached R$7 billion in the second quarter (+11% vs. 2Q21), with profitability of 18%. The performance over previous periods is a result of the performance of the Client NII, fee and commission income and income from insurance, which in the aggregate absorbed the impact of the higher ALL expenses and the reduction in the market NII, highlighting the balance and diversification of financing and insurance activities.

A strong recovery in the income from insurance, which grew above two digits in 12 months, is noted, returning to pre-pandemic levels.

Efficiency improved both in the quarter and in the accrued for 12 months as a direct result of revenue growth, which was higher than the increase in operating expenses. The movement of operating expenses is related to the increase in the volume of turnover, investments in the valuation of the brand with advertising and publicity and the expansion of our digital businesses.

The risk-adjusted ER (accrued and quarterly) increased due to higher ALL expenses, in a movement already expected due to the growth of our loan portfolio, the product mix and the highest interest.


Recurring Net Income
R$ million
3,873
35.1
64.9
6,319
10.4
89.6
6,767
22.8
77.2
6,613
22.9
77.1
6,821
23.5
76.5
7,041
25.6
74.4
2Q20
2Q21
3Q
4Q
1Q22
2Q
Banking Activities %
Insurance Activities %


ROAE Quarterly and Accrued
%
11.8
18.2
18.3
18.1
18.0
18.0
11.9
17.6
18.6
17.5
18.0
18.1
2Q20
2Q21
3Q
4Q
1Q22
2Q
ROAE - Quartely
ROAE - Accrued


ER / Risk-Adjusted ER
%
78.1
70.5
47.8
44.0
63.4
60.3
45.7
45.8
60.6
59.0
45.4
46.0
62.5
60.7
46.0
46.9
61.5
60.9
45.6
43.5
61.9
61.3
44.7
42.4
2Q20
2Q21
3Q
4Q
1Q22
2Q
Quarterly ER
12-month ER
12-month risk-adjusted ER
Quartely risk-adjusted ER

Net Interest Income

Evolution of the Client NII, with a spread of 10.0% in the 2Q22

R$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 x 1Q22		2Q22 x 2Q21		1H22 x 1H21	
						R$	%	R$	%	R$	%
\\ Net Interest Income	**16,361**	**17,061**	**15,738**	**33,422**	**31,316**	**(700)**	**(4.1)**	**623**	**4.0**	**2,106**	**6.7**
\\ Client NII [(1)]	**16,947**	**15,818**	**13,471**	**32,766**	**26,696**	**1,129**	**7.1**	**3,476**	**25.8**	**6,070**	**22.7**
Average Balance	702,799	683,588	624,710	693,193	617,144	445		1,684		3,290	
Average Rate	10.0%	9.7%	8.9%	9.8%	8.9%	685		1,792		2,780	
\\ Market NII [(2)]	**(587)**	**1,243**	**2,267**	**656**	**4,620**	**(1,829)**	**(147.2)**	**(2,854)**	**(125.9)**	**(3,964)**	**(85.8)**

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Client NII - Indicators


R$ million
8.9
9.0
9.1
9.7
10.0
6.6
6.8
6.4
6.7
6.8
13,471
3,487
9,984
14,054
3,358
10,696
14,779
4,283
10,496
15,818
4,836
10,982
16,947
5,313
11,634
2Q21
3Q
4Q
1Q22
2Q
Net Margin
Expanded ALL
Gross NIM %
Net NIM %

Change in the Client NII


R$ million
15,818
371
472
130
156
16,947
1Q22
Average Volume
Spread
Products Mix
Number of Days
2Q22

Product Mix – Individuals %


June22
25.2
23.6
18.5
16.2
10.3
6.2
Mar22
25.5
23.7
17.8
16.1
10.3
6.6
2021
26.2
24.2
17.1
15.4
10.2
6.8
2020
26.8
22.7
16.2
16.0
11.3
7.0
Payroll-deductible Loans
Real Estate Financing
Credit Card
Personal Loans
Vehicles
Others

The client NII, as well as the average rate of the portfolio, continue to show continuous growth, with a 7.1% increase in the portion and +0.3 p.p. in the average rate in comparison to the previous quarter and +1.1 p.p. in comparison to 2Q21. The largest spreads of the margin of liabilities and loan operations, the increase in portfolio volume, which has a more profitable product mix, related to the growth of the Individual's portfolios (credit card, personal loan, payroll-deductible loan and vehicle financing). The net NIM also continues to evolve, even with the increase in ALL expenses.

In the 1H22, we presented a growth of 22.7% in comparison to the same period of the previous year, which was driven by an increase in the average volume of credit, higher margins of liabilities and an increase in the origination of products with better margins.

Market NII

The reduction observed follows this year's trend regarding the effect of the increase of the CDI in the ALM strategies, partially offset by the higher result of the own working capital.

Loan Portfolio

Steady growth in credit

Bacen Portfolio vs. Expanded Portfolio

R$ million	June22	Mar22	June21	Quartely	12 months
Individuals	337,916	327,961	282,192	3.0	19.7
Companies	294,863	290,863	264,329	1.4	11.6
\\ Loan Portfolio - Bacen	**632,779**	**618,824**	**546,521**	**2.3**	**15.8**
Sureties and Guarantees	91,363	88,616	78,346	3.1	16.6
Securities [(1)]	96,657	95,657	77,873	1.0	24.1
Other	34,582	31,353	23,713	10.3	45.8
\\ Expanded Loan Portfolio	**855,381**	**834,451**	**726,453**	**2.5**	**17.7**
\\ Companies	**513,824**	**503,047**	**440,833**	**2.1**	**16.6**
Large Corporates	343,119	335,441	292,995	2.3	17.1
Micro, Small and Medium-Sized Enterprises	170,705	167,606	147,838	1.8	15.5
\\ Individuals	**341,557**	**331,404**	**285,620**	**3.1**	**19.6**
	Without exchange variation			**1.9**	**17.4**

(1) Includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund).

Growth in virtually all products (for Individuals and Companies) compared to the previous 12 months, with a highlight to credit card operations, personal loans, working capital, CDC (consumer financing lines), real estate financing, and rural loans.

Our average daily origination evolved by 14% (in 12 months) due to the good performance of the operations with companies, a reflection of the constant innovations in the journey of purchasing loans, mainly through digital channels.

Of the total credits released in the second half of 2022 (R$85 billion), **33% or R$28 billion** were through digital channels, with emphasis on payroll-deductible loans in the Individual segment.

This is a **40%** growth compared to the R$20 billion in the 2Q21.

Loan Portfolio variation – Bacen



R$ million
618,824
9,954
2,850
1,150
632,779
Mar22
Individuals
SMEs
Large Corporates
June22

June 22 vs. March 2022

June 2022 vs. June 2021



R$ million
546,521
55,724
19,322
11,212
632,779
June21
Individuals
SMEs
Large Corporates
June22

Loan Portfolio

Expanded Loan Portfolio by Client Profile, Product and Currency

R$ million	June22	Mar22	June21	Quarter	12 months
\\ Individuals	**341,557**	**331,404**	**285,620**	**3.1**	**19.6**
Consumer Financing	**239,938**	**230,857**	**197,618**	**3.9**	**21.4**
Payroll-deductible Loans	86,078	84,587	78,425	1.8	9.8
Credit Card	63,224	59,061	43,173	7.0	46.4
Personal Loans	55,500	53,251	45,919	4.2	20.9
CDC / Vehicle Leasing	35,135	33,958	30,102	3.5	16.7
Real Estate Financing	**80,474**	**78,614**	**68,668**	**2.4**	**17.2**
Other Products	**21,144**	**21,933**	**19,333**	**(3.6)**	**9.4**
Rural Loans	12,053	12,960	10,979	(7.0)	9.8
Other	9,092	8,973	8,354	1.3	8.8
\\ Companies	**513,824**	**503,047**	**440,833**	**2.1**	**16.6**
Working Capital	149,409	147,710	129,726	1.2	15.2
Foreign Trade Finance	57,189	60,365	61,613	(5.3)	(7.2)
Real Estate Financing	18,231	17,504	16,851	4.2	8.2
BNDES/Finame Onlendings	15,668	15,485	15,822	1.2	(1.0)
CDC / Leasing	25,101	23,897	18,921	5.0	32.7
Rural Loans	22,515	20,236	17,042	11.3	32.1
Sureties and Guarantees	90,680	88,038	77,429	3.0	17.1
Securities	96,657	95,657	77,873	1.0	24.1
Other	38,374	34,155	25,557	12.4	50.2
\\ Expanded Loan Portfolio [(1)]	**855,381**	**834,451**	**726,453**	**2.5**	**17.7**
Real	803,652	784,750	677,534	2.4	18.6
Foreign Currency	51,729	49,701	48,919	4.1	5.7

(1) In June 2022, we performed management relocations of products due to the improvement of processes, including prior periods.

Portfolio Mix
%



44.3
19.1
36.6
2018
44.3
18.3
37.4
2019
42.4
19.7
37.9
2020
39.8
20.7
39.5
2021
40.1
20.0
39.9
June22
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

Representativeness keeps growing in the segments of Individuals and Micro, Small and Medium-sized Enterprises, which are operations with the highest profitability.

Loan Portfolio

Real Estate Financing

Portfolio
R$ million



Total ▲ 60%
Ind. ▲ 95%
Comp. ▼ -11%
61,847
64,534
85,518
91,536
95,945
96,117
98,705
20,565
15,485
16,851
17,633
18,350
17,504
18,231
41,282
49,049
68,668
73,903
77,595
78,614
80,474
June19
June20
June21
Sept
Dec
Mar22
June
Individuals
Companies

Origination
R$ million



▲ 15%
4,683
4,788
10,094
10,237
8,854
5,070
5,393
1,452
535
1,945
2,377
2,528
1,284
1,908
3,231
4,253
8,149
7,860
6,326
3,786
3,485
2Q19
2Q20
2Q21
3Q
4Q
1Q22
2Q
Borrower
Builder

Profile of the Individual Portfolio – Origination 2Q22

Average term: **328 Months**

R$505 thousand	R$324 thousand	64.0%	51.3%
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)

Units Financed



▲ 10%
16,436
16,145
35,945
36,721
26,074
17,613
17,993
4,949
1,601
10,545
12,553
6,172
5,793
7,529
11,487
14,544
25,400
24,168
19,902
11,820
10,464
2Q19
2Q20
2Q21
3Q
4Q
1Q22
2Q
Borrower
Builder

Payroll-Deductible Loans

Portfolio



%
63.1
63.2
63.0
61.4
60.8
R$ million
78,425
82,505
84,111
84,587
86,078
85.7
86.5
87.1
87.2
87.4
14.3
13.5
12.9
12.8
12.6
June21
Sept
Dec
Mar22
June
Branches Network / Digital Channels %
Correspondent %
As a % of total Personal Loans

Distribution of the Portfolio by Sector
%



47.7
47.5
48.3
5.8
4.9
5.1
46.5
47.6
46.6
June20
June21
June22
Public Sector
Private Sector
Social Security National Institute (INSS)

Market Share

June22[1]

15.9% Total	19.5%	Social Security
	14.4%	Private
	13.6%	Public

(1) Reference date: Apr22.

We sustained a good performance in the quarter, reflecting the innovation in the product offering and the evolution in the marketing channels (emphasis on the release through digital channels, which represented 75% of the total in the second quarter of 2022), providing clients with better conditions of access to credit.

Loan Portfolio

Vehicle Financing


Portfolio
R$ million
Total ▲ 50%
Ind. ▲ 34%
Comp. ▲ 81%
40,527
45,369
49,946
52,681
55,957
58,467
60,903
13,979
16,576
19,402
21,190
22,691
24,083
25,359
26,547
28,793
30,544
31,491
33,266
34,384
35,544
June19
June20
June21
Sept
Dec
Mar22
June
Individuals
Companies


Distribution of the Portfolio by Product
%
7.8
1.8
90.4
5.9
1.4
92.7
5.5
1.2
93.4
June20
June21
June22
Finame Portfolio
Leasing Portfolio
CDC Portfolio

Bradesco Origination – Financing

R$2.1 billion	R$52 thousand	46 months	33%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

R$ Production April 2022 – June 2022

Bradesco Origination

R$0.9 billion	R$92 thousand	48 months	33%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

R$ Production April 2022 – June 2022

Expanded Loan Portfolio Concentration | By Economic Sector

R$ million	June22	%	Mar22	%	June21	%
\\ Economic Sector						
\\ Public Sector	**13,275**	**1.6**	**13,654**	**1.6**	**9,138**	**1.3**
Petrol, derived and aggregated activities	8,544	1.0	8,455	1.0	5,032	0.7
Production and distribution of electricity	4,541	0.5	5,003	0.6	3,228	0.4
Other sectors	190	-	196	-	878	0.1
\\ Private Sector	**842,106**	**98.4**	**820,797**	**98.4**	**717,315**	**98.7**
Companies	**500,549**	**58.5**	**489,393**	**58.6**	**431,695**	**59.4**
Real estate and construction activities	39,004	4.6	37,059	4.4	30,248	4.2
Retail	50,192	5.9	48,198	5.8	44,532	6.1
Transportation and concession	37,764	4.4	37,828	4.5	34,999	4.8
Services	84,017	9.8	76,095	9.1	53,428	7.4
Wholesale	28,280	3.3	27,602	3.3	25,688	3.5
Automotive	16,681	2.0	15,778	1.9	15,892	2.2
Food products	23,248	2.7	23,797	2.9	24,115	3.3
Other sectors	221,363	25.9	223,036	26.7	202,793	27.9
Individuals	**341,557**	**39.9**	**331,404**	**39.7**	**285,620**	**39.3**
\\ Total	**855,381**	**100.0**	**834,451**	**100.0**	**726,453**	**100.0**

Loan Portfolio

Portfolio by Debtors

We have a diversified portfolio, with no relevant concentrations of specific clients.


%
29.6
29.5
29.5
29.5
29.7
23.0
22.9
22.6
22.5
22.9
13.5
13.4
13.2
13.5
14.1
8.1
8.0
8.1
8.3
8.7
1.3
1.3
1.4
1.4
1.4
June21
Sept
Dec
Mar22
June
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Flow of Maturities[1]

The feature of the loan portfolio is the long term, mainly due to the representativeness of real estate financing, personal loans and payroll-deductible loans.

%	June22	Mar22	June21
1 to 30 days	11.6	12.0	10.4
31 to 60 days	6.6	6.2	5.8
61 to 90 days	5.6	6.0	5.2
91 to 180 days	11.5	11.0	11.8
\\ Short-Term	**35.3**	**35.2**	**33.2**
181 to 360 days	15.1	14.8	15.3
Over 360 days	49.6	50.0	51.5
\\ Medium/ Long-Term	**64.7**	**64.8**	**66.8**

(1) Only normal course operations of Bacen Portfolio.

Changes in Expanded Loan Portfolio by Rating | In R$ million (unless otherwise stated)

The quality of new captures and loan granting processes made that more than 92.5% of operations with new clients were classified in ratings AA-C (in 12 months).

Changes in Expanded Loan Portfolio by Rating between June 2021 and 2022	Total Credit on June 2022		New Clients between July 2021 and June 2022		Remaining clients from June 2021	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	769,770	90.0%	69,251	92.5%	700,519	89.8%
D	20,314	2.4%	1,750	2.3%	18,564	2.4%
E - H	65,297	7.6%	3,861	5.2%	61,436	7.9%
\\ Total	**855,381**	**100.0%**	**74,862**	**100.0%**	**780,519**	**100.0%**

Opening of the Expanded Portfolio by Rating and Client Size (%)

Credits classified between AA-C represent 90.0% of the total portfolio, highlighting the quality of our operations.

Client Profile	June22			Mar22			June21		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	92.6	0.2	7.2	93.7	0.1	6.2	92.2	0.3	7.5
Micro, Small and Medium-Sized Enterprises	87.9	4.0	8.1	88.2	4.3	7.5	88.4	4.7	6.9
Individuals	88.4	3.8	7.8	89.1	3.8	7.1	89.5	4.7	5.8
\\ Total	**90.0**	**2.4**	**7.6**	**90.7**	**2.4**	**6.9**	**90.4**	**2.9**	**6.7**

Expenses with Expanded ALL

Expanded ALL vs. Portfolio of 2.5%, following the growth of our loan portfolio

R$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 x 1Q22	2Q22 x 2Q21	1H22 x 1H21
\\ Expanded ALL	**(5,313)**	**(4,836)**	**(3,487)**	**(10,149)**	**(7,394)**	**9.9**	**52.4**	**37.3**
ALL Expenses	(8,148)	(7,051)	(4,299)	(15,199)	(9,234)	15.6	89.5	64.6
Income from Credit Recovery	1,473	1,769	1,356	3,242	3,086	(16.7)	8.6	5.1
Impairment of Financial Assets	1,805	653	(220)	2,458	(263)	176.4	-	-
Granted Discounts / Other [(1)]	(443)	(207)	(324)	(650)	(983)	114.0	36.7	(33.9)

(1) It includes the result with BNDU, provision for sureties and guarantees, and others.

Expanded ALL/ Expanded Loan Portfolio



%
4.4
3.2
2.7
2.7
2.8
2.6
2.4
2.2
2.6
4.1
5.4
3.4
2.7
2.2
1.9
1.7
2.1
2.3
2.5
R$ million
5,456
3,935
3,491
3,543
3,786
3,604
3,487
3,336
3,981
6,708
8,890
5,588
4,568
3,907
3,487
3,358
4,283
4,836
5,313
4Q17
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
1Q22
2Q
Expanded ALL (Expense)
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

The growth of the portfolio – with a mix of more profitable operations – and the economic scenario already indicated an expected increase in delinquency, reflected in our ALL expenses. This increase was offset by higher financial revenues – given the mix of the portfolio -, effectiveness in the credit recoveries, in addition to the lower expenditure with the impairment of financial assets, due to the improvement in the quality of credit in the Large Corporates segment.

In the 2Q21, the ALL stock totaled R$ 48.8 billion, representing 7.7% of the credit portfolio, equivalent to a coverage ratio for loans overdue for over 90 days of more than 218%

Loan Indicators

Renegotiated Portfolio


Evolution of the balance of the Portfolio
R$ billion
▲ 10%
23.5
5.0
18.5
28.5
5.0
23.5
28.2
4.9
23.3
28.6
4.8
23.9
30.3
4.5
25.8
31.4
5.1
26.3
June20
June21
Sept
Dec
Mar22
June
Originated from portfolio in write-off
Originated from active portfolio

The renegotiated portfolio grew 3.6% in the quarter, totaling R$31.4 billion.

We highlight that the renegotiated portfolio indicator has been stable in relation to the total balance of the Bacen portfolio in the last quarters, having reduced its representativeness by 0.2 p.p. in 12 months.

The delinquency ratio over 90 days of the renegotiated portfolio decreased 0.5 p.p. in relation to the last quarter, remaining at levels far below the pre-pandemic period, given the improvement of the digital journeys and of the deployment of new algorithms that enable us to anticipate needs and provide the best solutions to our clients.


ALL / Renegotiated Portfolio
%
76.5
76.4
77.6
78.0
78.3
80.3
78.0
66.4
66.9
66.8
68.2
61.7
61.5
63.8
61.9
63.1
62.3
62.3
62.7
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June


Delinquency ratio over 90 days
%
24.7
24.6
21.8
21.4
19.6
16.9
16.7
19.0
17.4
20.8
11.5
5.9
7.4
14.4
14.6
15.8
17.8
18.7
18.2
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June


Renegotiated Portfolio / Bacen Portfolio
%
4.6
4.4
4.4
4.4
4.2
4.5
4.6
4.2
4.2
4.1
4.8
5.6
5.8
5.6
5.2
4.9
4.7
4.9
5.0
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June

Extended Operations

Closing June 2022 with the accounting balance of operations, net of amortizations, by R$29.2 billion, with the following composition: "up-to-date – R$24.6 billion"; "in arrears – R$3.3 billion"; and in "grace period – R$1.3 billion".

R$29 billion

Net accounting balance of amortizations

Credit profile of clients who have requested an extension:

92% were up-to-date clients who were not in arrears in the 12 months prior to the pandemic

91% rated AA to C

68% with real collateral

13 years average time of relationship


R$ billion
R$3.5
0.6%
R$3.0
0.5%
R$3.1
0.5%
R$3.1
0.5%
R$3.3
0.5%
41.3
32.4
8.9
36.2
29.9
6.3
33.4
27.8
5.6
31.4
26.3
5.1
29.2
24.6
4.6
June21
Sept
Dec
Mar22
June
Wholesale
Multipurpose
In arrears (over 30 days) *

* Index of arrears over 30 days, calculated on the basis of the balance of the Bacen Portfolio.

Loan Indicators

Delinquency ratios


Over 90 days
%
6.6 6.1 5.2 4.5 4.2 4.2 4.1 4.3 3.7 4.5 3.1 1.9 1.9 2.6 2.6 2.7 3.1 3.6 3.9
5.5 5.1 4.8 4.7 4.4 4.3 4.3 4.3 4.4 4.8 4.5 3.4 3.1 3.5 3.4 3.6 3.8 4.4 4.8
4.7 4.4 3.9 3.6 3.5 3.3 3.2 3.6 3.3 3.7 3.0 2.3 2.2 2.5 2.5 2.6 2.8 3.2 3.5
1.9 2.0 1.7 1.5 1.5 1.0 0.8 1.9 0.8 1.2 0.5 0.7 0.7 0.4 0.4 0.2 0.3 0.1 0.1
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates


15 to 90 days
%
6.1 5.2 4.6 4.3 4.3 4.5 4.0 3.5 4.2 4.8 2.6 2.6 3.0 3.3 2.3 2.5 2.8 3.8 3.9
5.1 5.4 5.2 5.2 4.8 5.3 5.2 4.8 4.8 5.6 3.6 3.4 4.0 4.6 3.8 3.9 4.1 4.9 4.9
4.0 4.2 4.0 3.9 3.5 3.8 3.9 3.5 3.6 4.2 2.4 2.3 2.8 3.2 2.6 2.7 2.8 3.6 3.6
0.6 1.4 1.7 1.5 0.9 0.9 1.5 1.1 0.7 1.1 0.3 0.1 0.2 0.3 0.1 0.3 - 0.2 -
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

This was a movement already expected in June 2022, given the strong growth of the portfolio, dynamics of the product mix and economic scenario, mainly in the Individual and micro, small and medium-sized enterprise segments, which have more profitable and more risky operations. Highlight to the delinquency of large companies, which remains controlled and at the lowest historical levels. The ratios remain stable in relation to the historic series, even with the expressive growth of the loan portfolio, reflecting our good risk management. We continue with the strategy of supporting the clients with more sophisticated credit policies that can continue to grow the portfolio continuously, profitably and sustainably.

Loan Indicators

Solid level of provisioning to support adversities, covering 2.2 times the Loan Portfolio Overdue for over 90 days

Coverage Ratios and Provision

The coverage ratio over 90 days, excluding operations 100% provisioned, demonstrates that we are at comfortable levels of provisioning. We had a 3.5% increase in total provision, with supplementary ALL of around R$9 billion, demonstrating the robustness to support a possible stress scenario.


Coverage Ratio
369.0 381.0 426.0 470.0 474.0 548.0 517.0 392.0 481.0 425.0 602.0 994.0 955.0 688.0 557.0 508.0 505.7 384.4 326.9
211.4 219.3 230.0 243.4 245.3 269.2 267.2 225.5 244.9 227.9 299.5 398.2 402.8 349.8 324.7 296.9 260.9 235.4 218.1
175.0 179.7 189.4 200.9 201.6 220.2 209.3 188.5 193.6 184.2 249.8 337.4 310.6 266.7 263.2 243.7 215.4 189.3 176.5
120.8 124.4 122.5 124.8 124.9 125.6 122.3 115.6 119.6 121.4 123.8 120.6 117.6 120.1 116.7 115.1 110.7 105.5 101.5
9.9 9.6 9.0 8.8 8.6 8.8 8.6 8.2 8.1 8.5 9.0 9.2 8.9 8.7 8.1 7.7 7.4 7.6 7.7
5.5 5.4 4.7 4.5 4.2 4.0 3.9 4.1 3.8 4.2 3.2 2.7 2.8 3.0 2.7 2.9 3.1 3.6 4.0
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June
E-H Non-Performing Loans
Total Provision - in relation to the portfolio
Coverage over 90 Days
Coverage over 60 Days
Coverage over 90 Days + Renegotiation
Coverage over 90 Days - excluding operations 100% provisioned


Composition of the Provision
R$ million
36,527 35,763 35,240 35,237 35,084 36,987 36,860 36,142 36,796 40,466 43,209 44,894 45,339 46,030 44,401 44,624 45,236 47,149 48,790
6,918 6,899 6,903 6,910 6,903 6,899 6,899 6,899 6,901 9,365 12,014 10,370 10,519 11,569 11,243 9,968 9,240 9,390 8,749
12,721 12,365 12,905 13,528 14,081 16,428 16,049 14,407 15,404 14,541 18,290 23,378 22,775 21,389 21,319 20,987 20,966 20,373 21,309
16,887 16,499 15,432 14,799 14,100 13,661 13,912 14,835 14,491 16,560 12,905 11,145 12,044 13,071 11,840 13,669 15,030 17,386 18,732
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June
Specific
Generic
Complementary


Portfolio in Arrears
R$ million
20,868 19,900 18,610 17,538 17,403 16,798 17,611 19,171 19,008 21,972 17,296 13,304 14,597 17,260 16,869 18,312 20,996 24,904 27,648
17,278 16,311 15,323 14,474 14,302 13,739 13,795 16,024 15,026 17,759 14,428 11,276 11,255 13,160 13,674 15,031 17,339 20,031 22,366
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days

NPL Creation | 90 days vs. Write-offs

Reduction of the NPL Creation of 0.1 p.p. in the quarter as a result of operations in Individuals. It is worth noting that a significant part of the NPL Creation of the quarter comes from credits 100% provisioned or with a high level of provisions, part of them originating from the renegotiated portfolio.

NPL Creation



0.5
0.8
0.9
0.9
1.2
1.1
R$ million
2,195
4,525
5,020
5,763
7,378
7,212
2,379
85
(269)
3,091
1,339
94
3,346
1,477
197
3,846
1,681
236
5,344
1,965
69
4,700
2,422
91
2Q20
2Q21
3Q
4Q
1Q22
2Q
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates
NPL Creation / Carteira Bacen (%)

Write-offs



R$ million
5,526
4,011
3,663
3,455
4,686
4,878
3,216
1,677
633
2,772
1,167
71
2,261
1,008
394
2,383
939
133
3,146
1,268
271
2,985
1,739
154
2Q20
2Q21
3Q
4Q
1Q22
2Q
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

In June 2022, the gross ALL expenses accounted for 113% of the NPL Creation, which demonstrates the robustness of our level of provisioning at comfortable levels.

Gross ALL Expenses X NPL Creation - 90 days



%
398
95
87
88
96
113
R$ million
2,195
8,745
4,525
4,299
5,020
4,392
5,763
5,059
7,378
7,051
7,212
8,148
2Q20
2Q21
3Q
4Q
1Q22
2Q
NPL Creation - 90 days
Gross ALL Expenses
Gross ALL Expenses /NPL Creation - 90 days

Main Funding Sources

Funds Raised and Managed

R$ million	June22	Mar22	June21	Quarter	12 months
Demand Deposits	53,903	51,279	54,509	5.1	(1.1)
Savings Deposits	134,763	134,395	137,401	0.3	(1.9)
Time Deposits + Debentures	388,983	369,846	363,982	5.2	6.9
Borrowings and Onlending	62,497	58,965	58,676	6.0	6.5
Funds from Issuance of Securities	195,341	182,185	134,828	7.2	44.9
Subordinated Debts	53,796	49,716	47,562	8.2	13.1
\\ Subtotal	**889,284**	**846,386**	**796,958**	**5.1**	**11.6**
Obligations for Repurchase Agreements (1)	235,561	253,031	260,026	(6.9)	(9.4)
Interbank Deposits	1,420	2,337	2,739	(39.3)	(48.2)
Working Capital (Own/Managed)	126,170	124,602	122,568	1.3	2.9
Foreign Exchange Portfolio	28,340	27,423	32,999	3.3	(14.1)
Payment of Taxes and Other Contributions	7,800	7,665	7,421	1.8	5.1
Technical provisions for insurance, pension plans and capitalization bonds	307,819	301,001	288,364	2.3	6.7
\\ Funds raised	**1,596,394**	**1,562,444**	**1,511,075**	**2.2**	**5.6**
\\ Investment Funds and Managed Portfolios	**1,059,168**	**1,071,086**	**1,082,126**	**(1.1)**	**(2.1)**
\\ Total Assets under Management	**2,655,562**	**2,633,530**	**2,593,201**	**0.8**	**2.4**

(1) It does not consider debentures.

Loans vs. Funding

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing. We meet the need for resources required for loan operations primarily by our funding activities, through the capacity to obtain funding from clients effectively.

R$ million	June22	Mar22	June21	Quarter	12 months
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	61,703	58,944	61,930	4.7	(0.4)
Savings Deposits	134,763	134,395	137,401	0.3	(1.9)
Time Deposits + Debentures	388,983	369,846	363,982	5.2	6.9
Funds from Financial Bills	183,173	171,028	125,243	7.1	46.3
\\ Customer Funds (1)	**768,622**	**734,213**	**688,556**	**4.7**	**11.6**
(-) Reserve Requirements	(85,451)	(84,569)	(85,381)	1.0	0.1
(-) Available Funds (Brazil)	(15,358)	(14,437)	(18,806)	6.4	(18.3)
\\ Customer Funds Net of Reserve Requirements	**667,813**	**635,207**	**584,369**	**5.1**	**14.3**
Borrowings and Onlending	62,497	58,965	58,676	6.0	6.5
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	97,278	92,095	80,162	5.6	21.4
\\ Total Funding (A)	**827,588**	**786,267**	**723,207**	**5.3**	**14.4**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**764,018**	**745,834**	**648,107**	**2.4**	**17.9**
\\ B / A	**92.3%**	**94.9%**	**89.6%**	**(2.5) p.p.**	**2.7 p.p.**

(1) It considers: Demand Deposits, Sundry Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

Fee and Commission Income

R$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 x 1Q22	2Q22 x 2Q21	1H22 x 1H21
Card Income	3,467	3,143	2,744	6,610	5,383	10.3	26.3	22.8
Checking Account	1,944	1,949	2,000	3,893	3,943	(0.3)	(2.8)	(1.3)
Asset Management	770	781	828	1,551	1,625	(1.4)	(7.0)	(4.6)
Loans Operations	704	731	662	1,435	1,296	(3.7)	6.3	10.7
Collections and Payments	581	575	594	1,156	1,209	1.0	(2.2)	(4.4)
Consortium Management	617	565	540	1,182	1,053	9.2	14.3	12.3
Custody and Brokerage Services	371	348	351	719	709	6.6	5.7	1.4
Underwriting / Financial Advisory Services	236	236	390	472	645	-	(39.5)	(26.8)
Other	286	283	303	569	616	1.1	(5.6)	(7.6)
\\ Total	**8,976**	**8,611**	**8,412**	**17,587**	**16,479**	**4.2**	**6.7**	**6.7**
\\ Business Days	**62**	**62**	**62**	**124**	**123**	**-**	**-**	**1**

We have been growing in all of the comparative periods, strengthening our ability and resilience in how to meet the needs of clients. Today, we offer them a diverse portfolio of products and services available in a broad service network (digital and physical).

Card Income – Two-digit growth in all comparative periods, reflecting the advance of cards issued through digital channels (+70% vs. 2Q21) – which strengthens our base of active accounts – combined with the growth of the average card spending. The traded volume continues to evolve and surpassed the R$73 billion mark (+32% vs. 2Q21).

Checking Account – We have a base of more than 38 million account holders in 2Q22 (+3 million in 12 months). This number, associated with the volume of business of the correspondent banks, contributed to the maintenance of the revenue.

Asset Management – The revenue movement reflects the continuous cycle of high interest, favoring the migration of high value-added funds to fixed income products with lower market risk.



Volume Traded - Credit Cards
R$ million
▲32.0%
▲10.4%
49,998
40,990
55,750
59,665
66,516
66,640
73,570
2Q19
2Q20
2Q21
3Q
4Q
1Q22
2Q



In million
71.1
69.5
71.2
72.5
74.1
74.8
75.5
29.2
31.3
34.2
35.4
36.3
37.0
37.6
2Q19
2Q20
2Q21
3Q
4Q
1Q22
2Q
Checking Account Holders
Total Customers (1)

(1) It excludes overlap of clients.



Investments Funds and Managed Portfolios
R$ billion
971
940
1,082
1,075
1,060
1,071
1,059
2Q19
2Q20
2Q21
3Q
4Q
1Q22
2Q

Fee and Commission Income

Loan Operations – The increase in revenues compared to the previous year is related to the higher volume of origination of credit, with emphasis on working capital and commissions on guarantees provided (sureties and guarantees).

Collections and Payments – There was the maintenance of around 7% of the total revenues, even with the new modalities available on the market and the adequacy of the tariff values.

Consortia – We continue to demonstrate market leadership, reaffirming our active presence in the lines of movable and immovable assets. The sales originated in the digital channels (Mobile, Internet Banking and Net Empresa for Companies) represented around 36% of the total origination in 2022, with a relevant performance in the agribusiness and real estate market.



Number of Outstanding Consortium Quotas
In thousands
1,539
1,550
1,511
1,526
1,517
1,522
1,537
1,215
1,236
1,212
1,214
1,202
1,189
1,180
63
70
71
82
86
95
112
261
244
227
230
229
238
245
2Q19
2Q20
2Q21
3Q
4Q
1Q22
2Q
Real Estate
Trucks
Auto

Underwriting/Financial Advisory Services – The result reflects the volatility of the capital market, with emphasis on the evolution in operations of mergers and acquisitions (+43% vs. 1Q22) and Fixed Income operations (+80% vs. 1H21) – (Anbima ranking – May 2022).

Fixed Income: Advice and structuring of 58 transactions with a volume of around R$19 billion, placing us second in the origination ranking (Anbima ranking – May 2022).

Variable Income: Six transactions up to June 2022, totaling R$47 billion and second in the amount of deals (transactions above R$10 million).

Mergers and Acquisitions: Advisory services in 24 transactions, totaling around R$26 billion, placing us as second in the TTR ranking by number of transactions and volume.

Custody and Brokerage

Brokerage – The growth in all comparative periods is related to the diversification of our product portfolio, which contributed to the growth of revenues even with the volatility of the financial market.

Custody – The increased number of issues and cancellations of ADRs / UNITs led to an increase in the client base over the course of 12 months. In the 2Q22, we registered R$2 trillion Assets under Custody.



Assets under Custody
R$ billion
1,775
1,718
2,057
1,993
1,993
2,102
2,002
2Q19
2Q20
2Q21
3Q
4Q
1Q22
2Q

Operating Expenses

R$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 x 1Q22	2Q22 x 2Q21	1H22 x 1H21
\\ Personnel Expenses								
Structural	**4,599**	**4,456**	**4,123**	**9,055**	**8,167**	**3.2**	**11.5**	**10.9**
Payroll/Social Charges	3,325	3,211	2,974	6,536	5,870	3.6	11.8	11.3
Benefits	1,274	1,245	1,149	2,519	2,297	2.3	10.9	9.7
Non-Structural	**1,119**	**1,045**	**997**	**2,164**	**2,022**	**7.1**	**12.2**	**7.0**
Management and Employee Profit Sharing	839	775	776	1,614	1,585	8.3	8.1	1.8
Provision for Labor Claims	166	160	119	326	246	3.8	39.5	32.5
Termination Costs	86	90	82	176	156	(4.4)	4.9	12.8
Training	28	20	20	48	35	40.0	40.0	37.1
\\ Total - Personnel Expenses	**5,718**	**5,501**	**5,120**	**11,219**	**10,189**	**3.9**	**11.7**	**10.1**
\\ Administrative Expenses								
Outsourced Services	1,307	1,251	1,289	2,558	2,468	4.5	1.4	3.6
Depreciation and Amortization	867	847	817	1,714	1,645	2.4	6.1	4.2
Data Processing	661	631	568	1,292	1,176	4.8	16.4	9.9
Advertising and Marketing	533	360	354	893	594	48.1	50.6	50.3
Communication	327	338	353	665	734	(3.3)	(7.4)	(9.4)
Asset Maintenance	350	355	343	705	671	(1.4)	2.0	5.1
Rent	297	308	308	605	631	(3.6)	(3.6)	(4.1)
Financial System Services	275	270	274	545	517	1.9	0.4	5.4
Transportation	199	195	173	394	335	2.1	15.0	17.6
Security and Surveillance	146	147	147	293	299	(0.7)	(0.7)	(2.0)
Utilities (Water, Electricity and Gas)	99	105	87	204	180	(5.7)	13.8	13.3
Materials	31	30	30	61	55	3.3	3.3	10.9
Travel	21	9	7	30	16	133.3	200.0	87.5
Other	231	237	262	468	503	(2.5)	(11.8)	(7.0)
\\ Total - Administrative Expenses	**5,344**	**5,083**	**5,012**	**10,427**	**9,824**	**5.1**	**6.6**	**6.1**
\\ Total Expenses Administrative + Personnel	**11,062**	**10,584**	**10,132**	**21,646**	**20,013**	**4.5**	**9.2**	**8.2**
\\ Other Operating Expenses Net of Revenue								
Expenses with Marketing of Cards	442	474	446	916	929	(6.8)	(0.9)	(1.4)
Civil and Tax Contingencies	103	252	88	355	167	(59.1)	17.0	112.6
Claims	190	296	135	486	241	(35.8)	40.7	101.7
Other	(267)	96	189	(171)	844	-	-	-
\\ Total - Operating Expenses Net of Revenue	**468**	**1,118**	**858**	**1,586**	**2,181**	**(58.1)**	**(45.4)**	**(27.3)**
\\ Total Operating Expenses	**11,530**	**11,702**	**10,990**	**23,232**	**22,194**	**(1.5)**	**4.9**	**4.7**

Operating Expenses

Management of costs and strategic investments directed at clients

Personnel Expenses

Growth with proceeds and social charges due to the seasonality of the previous quarter, as well as higher expenses with the profit-sharing scheme. In relation to the other periods, the increase is a consequence of the effect of the collective bargaining agreement – a readjustment of 10.97% from September 2021.

Administrative Expenses

Growth of 6.6% in the year, below the accrued inflation in 12 months (IGP-M 10.7% and IPCA 11.9%).

Changes in the periods are related to the investment in technology to expand our digital network – thus adjusting our way of operating according to the demands and needs of our clients, providing them with more convenience and greater satisfaction – in addition to the growth of business volume and institutional expenses with advertising and publicity for product supply and brand value.



Branches and Electronic Service Centers (PAEs)/ Service Centers (PAs)
9,346
8,727
8,626
8,468
8,317
8,227
4,901
278
4,167
4,675
884
3,168
4,629
967
3,030
4,533
988
2,947
4,396
973
2,948
4,325
976
2,926
June20
June21
Sept21
Dec21
Mar22
June22
Branches
Business Units
Electronic Service Centers (PAEs) and Service Centers (PAs)

Other Operating Expenses, Net of Income

It declined in all comparative periods due to lower card and claims marketing expenses – due to the reduction of fraud losses in the 2Q22.

Dynamics of the Insurance Business

Information	Income	Quarterly ROAE	Revenues
2Q22	**R$1,806MM** 12.8% in the quarter 175.6% in 12 months	**20.9%**	**R$23,645MM** 6.9% in the quarter 19.0% in 12 months

Grupo Bradesco Seguros recorded net income of R$1.8 billion in the second quarter of 2022 (+176% vs. 2Q21) totaling R$3.4 billion in the year (+49% vs. 1H21), with an increase in the ROAE from 7.8% in the 2Q21 to the current 20.9%. The result was favored by the expansion of Revenues (+19% vs. 2Q21 and 16% vs. 1H21), with evolution in all lines of business, and the Financing Income (+185% vs. 2Q21 and +71% vs. 1H21), influenced by the behavior of the economic and financial indexes in the period. On the other hand, the Income from Insurance, Pension and Capitalization Operations increased by 135% in the quarter and 48% in the half year, surpassing the guidance of the Insurance Group established for the year, from 18% to 23%.

The Technical Provisions of the Insurance Group increased by 7%, reaching R$308 billion – the highest level in the historical series of the heading, with emphasis on the branches of Health, Life and Pension –, and Financial Assets evolved by 3.6%, reaching R$333 billion. With regard to the performance indicators, the Administrative Efficiency Ratio remained at 3.7%, maintaining one of the best brands in recent years. Now, the Claims Ratio declined by 3.6 p.p. in the comparison between the second quarters and 0.7 p.p. on a half-yearly basis.

In indemnities and benefits, R$13 billion were paid in the quarter, of which R$348 million related to Covid-19 (medical procedures and indemnities for Life and Housing products). In the accrued, total indemnities and benefits reached R$23 billion, of which R$860 million were associated with Covid-19.

In the quarter, Grupo Bradesco Seguros intensified its efforts to improve the client's journey in the purchase of products and services, evolving their digital transformation strategy. Among the initiatives, we highlight the update of the Bradesco Seguros App – which already registers more than 12 million downloads – with the incorporation of new functions and evolution in usability, especially for the insured of the Dental and Life segments. Sales in the digital modality grew 58% from January to June 2022, reaching R$1.1 billion, with an increase of 66% in the quantity of items distributed, which exceeded 1.7 million.

At Bradesco Saúde (Health), the Bradesco Saúde Ideal business plan, previously available in São Paulo and Rio de Janeiro, arrived in Brasília. Developed to serve from groups as small as three people to large companies, the product has 19 thousand suppliers throughout Brazil, giving rise especially to flexibility, by offering companies different percentages of co-participation in appointments and examinations. It is also important to note the launch of the Clube+Saúde, a platform that provides exclusive benefits to beneficiaries, such as discounts and opportunities in services and products.

In relation to the Health Segment, Grupo Bradesco Seguros (through Atlântica Hospitais e Participações) joined in a venture with Beneficência Portuguesa de São Paulo and Grupo Fleury to create a company dedicated to oncology services. The Group also reached 28 units of the Meu Doutor Novamed clinical network, following its strategy of national expansion.

In the Private Pension segment, Bradesco Vida e Previdência (Life and Pension) maintained the strategy of continuous evolution in its product range, with emphasis on the funds of renowned management companies on the market. Currently, the company – which has a total of R$278 billion of reserves.

In the Life business, the insurance "Viva Vida Bradesco", created in 2021, conquered the silver medal at the Innovation in Insurance Awards 2022, awarded by EFMA-Accenture for the most innovative products on the insurance market in the world. Offering 17 coverages and 12 assistance services, "Viva Vida Bradesco" represents the evolution of a pre-formatted product design into a complete, customizable benefit solution.

In Property and Casualty, Bradesco Auto/RE (P&C) invested in segmentation aimed at agricultural equipment to expand the purchase of insurance policies in this market niche, with the incorporation of new coverages. In addition, the company advanced in the implementation of artificial intelligence for the analysis and regulation of car claims, with a reduction in the time needed for the authorization of repairs.

Statement of Income from Insurance

	2Q22	1Q22	2Q21	1H22	1H21	2Q22 x 1Q22	2Q22 x 2Q21	1H22 x 1H21
\\ Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	14,200	12,661	11,642	26,861	23,235	12.2	22.0	15.6
Retained Claims	(10,256)	(8,791)	(8,722)	(19,048)	(16,630)	16.7	17.6	14.5
Capitalization Bond Draws and Redemptions	(1,359)	(1,382)	(1,225)	(2,741)	(2,419)	(1.7)	10.9	13.3
Selling Expenses	(837)	(841)	(808)	(1,678)	(1,580)	(0.5)	3.6	6.2
Financial Results	1,959	1,639	687	3,598	2,104	19.5	185.0	71.0
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**3,707**	**3,286**	**1,574**	**6,993**	**4,711**	**12.8**	**135.5**	**48.4**
Fee and Commission Income	418	421	441	839	883	(0.5)	(5.1)	(4.9)
Personnel Expenses	(454)	(438)	(398)	(892)	(808)	3.7	14.1	10.4
Other Administrative Expenses	(418)	(338)	(354)	(756)	(682)	23.7	18.1	10.8
Others	(393)	(350)	(184)	(743)	(351)	12.1	113.1	111.6
\\ Operating Income	**2,859**	**2,580**	**1,078**	**5,439**	**3,752**	**10.8**	**165.2**	**45.0**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,053)	(979)	(423)	(2,032)	(1,468)	7.6	149.0	38.4
\\ Lucro Líquido Recorrente	**1,806**	**1,601**	**655**	**3,407**	**2,284**	**12.8**	**175.6**	**49.2**
Life and Pension Plans	768	524	(161)	1,292	466	46.6	-	177.3
Health	265	323	155	588	469	(18.0)	71.0	25.4
Capitalization Bonds	170	186	117	356	225	(8.6)	45.3	58.2
Property & Casualty and Others	603	568	544	1,171	1,124	6.2	10.8	4.2
\\ Selected Asset Data								
Total Assets	358,999	351,651	341,613	358,999	341,613	2.1	5.1	5.1
Securities	332,819	327,850	321,125	332,819	321,125	1.5	3.6	3.6
Technical Provisions	307,819	301,001	288,364	307,819	288,364	2.3	6.7	6.7
Shareholder's Equity [1]	31,785	32,261	36,486	31,785	36,486	(1.5)	(12.9)	(12.9)

(1) In June 2022, the shareholders' equity of regulated companies (insurance, pension plans and capitalization bonds) totaled R$20,198 million.

Income from insurance operations of R$3.7 billion – consistent and evolving

Net Gain/Loss and ROAE


%
15.5
7.8
18.1
17.7
18.9
20.9
R$ million
1,361
655
1,543
1,517
1,601
1,806
583
341
359
78
544
155
117
(161)
575
603
229
136
676
386
318
137
524
568
323
186
768
603
265
170
2Q20
2Q21
3Q
4Q
1Q22
2Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quartely

Increased revenues, improved net interest income and administrative efficiency contributed to the growth of the net income.

Bradesco Vida e Previdência (Life and Pension Plans): The increase of net earnings in 12 months reflects the growth in revenues, reduction in the Claims Ratio, and improvement of the financing income.

Bradesco Saúde (Health): The increase of the income in 12 months is a reflection of the growth in revenues, reduction in the marketing ratio, and increase in the net interest income, which was benefited by the behavior of the economic and financial indexes.

Bradesco Capitalização (Capitalization Bonds): The increase of the income in 12 months is due to higher revenues (net of draws, redemptions and marketing expenses) and the increased financing income.

Property & Casualty: The improvement of the income in the quarter is a reflection of the increase in revenues and reduction in the claims and marketing ratios.

We also highlight the increase in commercialization of products using the features available in the digital channels, whose turnover in the 2Q22 surpassed R$617 million, totaling more than 953 thousand transactions.

Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required (MCR) in May 2022 amounted to R$13.3 billion.

Premiums Issued, Pension Contribution and Capitalization Revenue – Revenues and Administrative Efficiency Ratio



%
4.3
3.7
3.8
3.8
3.8
3.7
3.8
3.7
3.7
R$ million
16,466
7,148
1,242
6,871
1,205
20,144
10,068
1,485
7,181
1,410
18,161
8,118
1,436
7,426
1,181
19,529
9,194
1,384
7,612
1,339
19,874
9,171
1,540
7,784
1,379
21,150
10,187
1,590
7,867
1,506
21,222
10,157
1,755
8,040
1,270
22,114
10,598
1,717
8,206
1,593
23,645
11,416
2,086
8,574
1,569
2Q20
3Q
4Q
1Q21
2Q
3Q
4Q
1Q22
2Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Health
Capitalization Bonds
Administrative Efficiency Ratio

Retained Claims



%
72.9
67.9
70.2
73.6
77.7
81.6
82.5
81.6
79.7
80.9
65.9
66.2
68.7
66.6
67.0
68.4
69.6
75.0
77.2
R$ million
7,139
7,139
12,656
12,295
361
19,893
18,750
1,143
27,717
25,873
1,844
7,908
6,779
1,129
16,630
13,652
2,978
25,596
21,254
4,342
34,220
29,191
5,029
8,791
8,279
512
19,048
18,188
860
3M20
6M20
9M20
12M20
3M21
6M21
9M21
12M21
3M22
6M22
Claims Reported - Covid-19
Retained Claims
Claims
Claims Ratio (Without Covid-19)

Income from Insurance, Pension Plans and Capitalization Bonds



R$ million
3,778(*)
4,139
831
361
2,947
3,131(*)
3,913
1,009
782
2,122
2,281(*)
2,982
1,443
701
838
3,137(*)
4,266
1,417
1,129
1,720
1,574(*)
3,422
687
1,848
887
3,213(*)
4,578
2,090
1,365
1,123
3,527(*)
4,214
2,065
687
1,462
3,286(*)
3,798
1,639
512
1,646
3,707(*)
4,055
1,959
348
1,748
2Q20
3Q
4Q
1Q21
2Q
3Q
4Q
1Q22
2Q
Operating Income
Claims Reported - Covid-19
Financial Result
(*) With the Effect of Covid-19

The good performance of the revenues and the improvement of the financing income mitigated the increase in the claims ratio, impacted by the need for medical-hospital assistance, diagnoses, consultations, hospitalizations, eventual post-Covid-19 consequences and resumption of the elective procedures and by the parts inflation, the vehicle valuation, and the compensation in the products of Life and Housing.

Technical Provisions and Insurance Activity Indicators

Technical Provisions

The highest level in history, totaling R$308 billion in June 2022. An increase of 6.7% in 12 months and 2.3% in the quarter, with greater provisions in the "health", "life" and "pension" segments.


R$ million
274,861 279,186 284,606 285,163 288,364 289,111 292,860 301,001 307,819
250,168 253,240 257,746 257,899 260,483 260,782 264,327 271,918 277,831
11,325 12,390 13,638 14,026 14,556 14,918 15,039 15,254 15,598
8,755 8,815 8,571 8,504 8,488 8,492 8,401 8,583 8,803
4,391 4,531 4,650 4,734 4,837 4,918 5,094 5,246 5,587
June20 Sept Dec Mar21 June Sept Dec Mar22 June
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

Performance Ratios – Combined Ratio / Claims Ratio / Marketing Ratio

The combined ratio improvement in the annual comparison is a reflection of reduced claims and marketing ratios.


Combined Ratio
%
74.5 86.0 95.5 88.0 95.8 95.8 90.9 90.5 91.2
82.0 96.7 108.9 97.8 101.9 103.5 101.9 101.4 102.7
92.0 95.6 100.0 94.9 93.4 94.0 97.9 100.2 96.4
61.8 66.8 67.4 70.4 90.6 81.7 58.1 55.8 60.9
2Q20 3Q 4Q 1Q21 2Q 3Q 4Q 1Q22 2Q
Life
Health
Auto/P&C
Total


Claims Ratio
%
85.5 84.2 79.3 79.7 81.9
95.1 94.4 91.0 91.0 92.8
58.2 61.2 68.0 71.3 67.0
68.8 60.9 34.9 34.5 41.4
28.8 29.6 25.7 24.2 29.8
2Q21 3Q 4Q 1Q22 2Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total


Marketing Ratio
%
7.9 7.9 8.3 7.6 7.2
23.6 23.3 23.3 21.1 20.0
18.0 17.9 18.4 17.9 16.1
17.2 17.0 16.9 16.4 15.9
4.7 4.6 5.1 4.4 4.2
2Q21 3Q 4Q 1Q22 2Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

Number of Contracts by Type of Risk – Life, Personal Accidents, Loss of Income, and Proposals for Pension Plans


In thousand
37,774
2,876
34,898
38,298
2,923
35,375
39,018
2,985
36,032
40,433
2,984
37,449
39,034
2,974
36,060
June21
Sept
Dec
Mar22
June
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

Number of Bradesco Saúde and Mediservice Policyholders and Bradesco Saúde Operadora de Planos


In thousand
3,715
122
3,593
3,730
120
3,610
3,798
118
3,680
3,859
117
3,742
3,930
116
3,814
June21
Sept
Dec
Mar22
June
Company Health Plans
Individual Health Plans

Number of Auto/P&C Policyholders


In thousand
2,785
1,188
1,597
2,845
1,244
1,601
2,921
1,280
1,642
2,898
1,293
1,605
2,905
1,344
1,561
June21
Sept
Dec
Mar22
June
Auto/Optional Third-Party Liability
P&C

Number of Active Capitalization Bonds


In thousand
2,192
2,576
2,668
2,762
2,943
24,098
6,930
17,168
21,360
7,206
14,154
20,987
7,368
13,619
24,606
7,615
16,991
33,897
8,045
25,852
June21
Sept
Dec
Mar22
June
Active Capitalization Bonds
Active Drawing Right Assignment
Customers (Active Bonds)

Basel Ratio

Basel Ratio
15.6%
-0.1 p.p. in the quarter
1Q22: 15.7%

Tier I Capital
13.3%
-0.4 p.p. in the quarter
1Q22: 13.7%

Common Equity Ratio
11.9%
-0.6 p.p. in the quarter
1Q22: 12.5%

R$ million

Total RWA
R$974,639
+0.2% in the quarter
1Q22: R$972,604

Credit Risk RWA
R$890,743
-% in the quarter
1Q22: R$890,984

LCR
168.5%
+31.1 p.p. in the quarter
1Q22: 137.4%

Market Risk RWA
R$8,641
+28.2% in the quarter
1Q22: R$6,738

Operational Risk RWA
R$75,255
+0.5% in the quarter
1Q22: R$74,882

NSFR
119.7%
+1.6 p.p. in the quarter
1Q22: 118.1%

Our ratios remained above regulatory limits, due to the large capacity of capital generation (net income) and recomposition of equity-eligible instruments, which absorbs the increase of prudential adjustments, the payment of interest on shareholders' equity, in addition to mark-to-market effects of our securities available for sale.


%
15.0
12.5
1.1
11.5
2.5
June20
15.1
12.9
1.1
11.8
2.2
Sept
15.8
13.8
1.1
12.7
2.0
Dec
15.4
13.6
1.0
12.6
1.8
Mar21
16.0
14.1
1.1
13.1
1.8
June
15.2
13.7
1.1
12.7
1.4
Sept
15.8
13.7
1.2
12.5
2.1
Dec
15.7
13.7
1.2
12.5
2.0
Mar22
15.6
13.3
1.4
11.9
2.3
June22
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital

Changes in the Tier I Ratio in the quarter


%
Limits to March, 22 (1)
9.00 Tier 1
7.50% Common Equity
13.7
1.2
12.5
Mar22
0.7
Net Income 2Q22
(0.3)
MTM of Securities - Equity Valuation Adjustments
(0.3)
Interest on Shareholders' Equity
(0.4)
Regulatory Alteration (2)
(0.3)
Prudential Adjustments
13.3
1.4
11.9
June22
Limits since April, 2022 (1)
9.50 Tier 1
8.00% Common Equity
Common Equity
Addition Capital

(1) They refer to the minimum required limits, added to the additional contributions of countercyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, from April 2022, the minimum required capital now is 9.5% for tier I capital and 8.0% for the common equity; and **(2)** It includes the effect of Resolution No. 4,955/21, which came into effect in January 2022 (with 50% implementation in the 2Q22 and 50% in the 4Q22) and amends the treatment of tax credits from tax losses arising from an investment hedge abroad for ratio calculation purposes.

Main Economic Indicators

	2Q22	1Q22	2Q21	1H22	1H21
\\ Main Indicators (%)					
Interbank Deposit Certificate (CDI)	2.91	2.43	0.79	5.42	1.28
Ibovespa	(17.88)	14.48	8.72	(5.99)	6.54
USD – Commercial Rate	10.56	(15.10)	(12.20)	(6.14)	(3.74)
General Market Price Index (IGP-M)	2.54	5.49	6.30	8.16	15.08
Extended Consumer Price Index (IPCA)	2.22	3.20	1.68	5.49	3.77
Business Days (#)	62	62	62	124	123
Calendar Days (#)	91	90	91	181	181
\\ Indicators (Closing Rate)					
USD – Commercial Rate (R$)	5.2380	4.7378	5.0022	5.2380	5.0022
CDS 5 years (Points)	295	209	165	295	165
Selic - Base Interest Rate (% p.a.)	13.25	11.75	4.25	13.25	4.25
BM&F Fixed Rate (% p.a.)	13.78	12.72	6.57	13.78	6.57

Guidance 2022

Guidance 2022	Disclosed	Actual **1H22**
Expanded Loan Portfolio	10% to 14%	17.7%
Client NII	18% to 22%	22.7%
Fee and Commission Income	4% to 8%	6.7%
Operating Expenses (Personnel + Administrative Expenses + Other Operating Expenses Net of Income)	1% to 5%	4.7%
Income from Insurance, Pension Plans and Capitalization Bonds	18% to 23%	48.4%
Expanded ALL - R$ billion	R$17.0 to R$21.0	R$10.1

Bradesco Forecast

%	2022	2023
USD - Commercial Rate (year-end) - R$	5.25	5.25
Extended Consumer Price Index (IPCA)	7.10	4.90
General Market Price Index (IGP-M)	10.53	4.60
Selic (year-end)	13.75	11.75
Gross Domestic Product (PIB)	2.3	0.0

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